

January 9, 2007

Zuo Sheng Yu
General Steel Holdings, Inc.
c/o InCorp Services Inc.
3165 East Patrick Lane, Suite 1
Las Vegas, Nevada 89120

> **Re: General Steel Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 19, 2006**
> **File No. 333-133821**

Dear Mr. Yu:

We have reviewed your filing and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 32

1. We note from your response to comment 6 in our letter dated November 22, 2006
    that "most" of your customers are paying their accounts receivable balances. It
    therefore appears that some delinquent accounts exist. Please quantify and
    discuss the significance and age of any delinquent accounts. Please disclose and
    discuss how and why you determined that no additional allowance for doubtful
    accounts is required and help us understand how and why this determination is
    not a critical accounting policy. In addition, it appears to us that the increase in
    accounts receivable had a more significant impact on operating cash flows during
    the current interim period than the changes in inventories and the related
    advances. Please clarify and revise your discussion of operating cash flows
    during the interim accordingly.

Note 21 – Joint Venture agreement with Baotou Steel, page F-27

2. We note your response to comment 7 in our letter dated November 22, 2006.
    Please provide us with a comprehensive explanation of how you have concluded
    that your pending transaction with Baotou Steel does not constitute the acquisition
    of a business. Specifically address the determination of what constitutes a
    business as outlined in Article 11 of Regulation S-X and EITF 98-3. Please help
    us understand the specific nature of the assets Baotou Steel intends to contribute
    to the joint venture and what, if any, assets they will retain.

As appropriate, please amend your registration statement in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patricia Armelin at (202) 551-3747 or in her absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 if you have any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Howard H. Jiang, Esq.
        Baker & McKenzie LLP
        805 Third Avenue
        New York, NY 10022